UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 1, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated August 1, 2013 entitled:

“NXP Semiconductors Reports Second Quarter 2013 Results”.

Exhibits

1.	Press release dated August 1, 2013 entitled: “NXP Semiconductors Reports Second Quarter 2013 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 1st day of August 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NXP Semiconductors Reports Second Quarter 2013 Results

Q2 2013
Revenue	$1,188 million
GAAP Gross margin	45.0%
GAAP Operating margin	14.3%
GAAP Diluted earnings per share	$0.43
Non-GAAP Gross margin	45.5%
Non-GAAP Operating margin	21.5%
Non-GAAP Diluted Earnings per share	$0.71

•	Trailing twelve month adjusted EBITDA $1,235 million

•	Net debt reduced $170 million year-on-year to $2,812 million

•	Announced new 10 million share repurchase program

Eindhoven, The Netherlands, August 1, 2013 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter of 2013, ended June 30, 2013, and provided guidance for the third quarter 2013.

“Our revenue results for the second quarter of 2013 came in at the higher end of our guidance, as NXP delivered Product revenue of $1,159 million, a ten percent sequential increase, and a twelve percent increase from the comparable year ago period. Total NXP revenue in the second quarter was $1,188 million, just over a nine percent sequential increase, and nearly a nine percent increase from the comparable year ago period,” said Richard Clemmer, NXP Chief Executive Officer.

“Our revenue performance during the quarter reflected robust double digit sequential growth across all of our HPMS end-markets with a strong rebound in growth in our Infrastructure & Industrial and our Portable & Computing business. Our Identification business continues to perform very well, as a result of strong ongoing demand for our banking and transit products, offset slightly by product transitions in our mobile payments business. Our Automotive business delivered strong sequential growth due to better than seasonal demand, combined with the launch of a new customer entertainment program and the continued ramp of major keyless entry programs. During the second quarter both the Identification and Automotive business’ achieved historic revenue record levels – a positive reflection of the intense passion and customer focus both teams demonstrate in managing their business. The revenue performance of the Standard products segment was slightly below our expectations as a result of weaker than expected demand for certain Logic products within the mobile end-market. From an earnings perspective, we exceeded guidance primarily as a result of better operating expense control combined with strong revenue growth in our HPMS segment.

“Our focus continues to be delivering top-line growth in excess of our peers, while delivering best in class operating profitability. The overall performance of HPMS is very good, with operating margin solidly within our long-term target, and we are comfortable delivering on our intermediate profitability goals. Our strategy of providing unique and differentiated product solutions continues to resonate with our customers, and should result in continued long-term growth in excess of the overall end market,” said Clemmer.

Summary of Second Quarter 2013 Results ($ millions, except EPS, unaudited)

	Q2 2013	Q1 2013	Q2 2012	Q - Q	Y - Y
Product Revenue	$1,159	$1,055	$1,032	10%	12%
Manufacturing Operations	$29	$29	$62	0%	-53%
Corporate & Other	$—	$1	$—	NM	NM

Total Revenue	$1,188	$1,085	$1,094	9%	9%
GAAP Gross Profit	$535	$483	$538	11%	-1%
Gross Profit Adjustments (1)	$(5)	$(54)	$33
Non-GAAP Gross Profit	$540	$537	$505	1%	7%
GAAP Gross Margin	45%	45%	49%
Non-GAAP Gross Margin	46%	50%	46%
GAAP Operating Income	$170	$115	$156	48%	9%
Operating Income Adjustments (1)	(86)	(140)	(59)
Non-GAAP Operating Income	$256	$255	$215	0%	19%
GAAP Operating Margin	14%	11%	14%
Non-GAAP Operating Margin	22%	24%	20%
GAAP Net Income / (Loss)	$111	$(14)	$(90)	NM	NM
Net Income Adjustments (1)	(71)	(200)	(214)
Non-GAAP Net Income / (Loss)	$182	$186	$124	-2%	47%
GAAP EPS	$0.43	$(0.06)	$(0.36)	NM	NM
EPS Adjustments (1)	$(0.28)	$(0.78)	$(0.85)
Non-GAAP EPS	$0.71	$0.72	$0.49	-1%	45%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q2 2013	Q1 2013	Q2 2012	Percent Q2 Total	Q - Q	Y - Y
Automotive	$253	$230	$244	21%	10%	4%
Identification	$339	$300	$234	29%	13%	45%
Infrastructure & Industrial	$180	$153	$156	15%	18%	15%
Portable & Computing	$106	$93	$107	9%	14%	-1%

High Performance Mixed Signal (HPMS)	$878	$776	$741	74%	13%	18%
Standard Products (STDP)	$281	$279	$291	24%	1%	-3%

Product Revenue	$1,159	$1,055	$1,032	98%	10%	12%
Manufacturing Operations	$29	$29	$62	2%	0%	-53%
Corporate & Other	$—	$1	$—	0%	NM	NM

Total Revenue	$1,188	$1,085	$1,094	100%	9%	9%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments.

Additional and Subsequent Information for the Second Quarter of 2013:

•

Effective August 1, 2013, NXP adopted a stock repurchase program to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. Under the new repurchase program approved by the Board of Directors, NXP may repurchase up to ten (10) million shares of its common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of NXP shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and NXP may terminate the repurchase program at any time. Repurchased shares would be returned to the status of authorized but un-issued shares of common stock of NXP.

•

On May 20, 2013, NXP issued senior unsecured notes in the aggregate principal amount of $750 million, due June 2018, with a coupon of 3.75%. NXP has used the net proceeds of the offering together with cash on hand to repay its outstanding $616 million of U.S. dollar-denominated Senior Secured notes due November 2016 and the outstanding $243 million equivalent of Euro and U.S. dollar-denominated Floating Rate Notes due October 2013.

•

Total gross debt at the end of the second quarter of 2013 was $3,381 million, a $59 million reduction from the prior quarter. Cash at the end of the second quarter of 2013 was $569 million, resulting in a net-debt position of $2,812 million, a $33 million reduction from the prior quarter.

•	Net cash interest paid in the second quarter of 2013 was $25 million.

•	NXP repurchased 1.7M shares in the second quarter of 2013 for a total cost of approximately $48 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2013 operating income of $45 million, EBITDA of $57 million and a closing cash balance of $360 million.

•	Utilization in NXP wafer fabs averaged 90 percent in the second quarter of 2013 compared to 92 percent in the year ago period and 83 percent in the prior quarter.

Guidance for the Third Quarter 2013: ($ millions, except share count and EPS) (1)

		Guidance Range
	Low	Mid	High
Product Revenue	$1,205	$1,229	$1,252
Q-Q	4%	6%	8%
Mfg. & Other Revenue	$34	$34	$34

Total Revenue	$1,239	$1,263	$1,286
Q-Q	4%	6%	8%
Non-GAAP Gross Profit	$564	$581	$598
Non-GAAP Gross Margin	46%	46%	47%
Non-GAAP Operating Income	$268	$278	$288
Non-GAAP Operating Margin	22%	22%	22%
Interest Expense	$44	$44	$44
Cash Taxes	$7	$7	$7
Non-controlling Interest	$16	$16	$16

Non-GAAP Net Income	$201	$211	$221
Ave. Diluted Shares	258	258	258
Non—GAAP EPS	$0.78	$0.82	$0.86

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” and (xviii) “net debt.”

In this release, references to:

•

“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs and certain other incidental items. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•

“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•

“non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•

“EBITDA” are to NXP’s earnings before interest, taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” are to EBITDA after adjustments for “restructuring costs,” “other incidental items” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on August 1, 2013 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Central Time) to discuss its second quarter 2013 financial results and provide an outlook for the third quarter of 2013.

Interested parties may join the conference call by dialing 1—800—901—5213 (within the U.S.) or 1—617—786—2962 (outside the U.S.). The participant pass-code is 70452866. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.36 billion in 2012. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Pieter van Nuenen
jeff.palmer@nxp.com	pieter.van.nuenen@nxp.com
+1 408 518 5411	+31 402 725 398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	June 30, 2013	March 31, 2013	July 1, 2012
Revenue	$1,188	$1,085	$1,094
Cost of revenue	(653)	(602)	(556)

Gross profit	535	483	538
Research and development	(155)	(153)	(156)
Selling, general and administrative	(211)	(222)	(231)

Total operating expenses	(366)	(375)	(387)
Other income (expense)	1	7	5

Operating income (loss)	170	115	156
Financial income (expense):
Interest income (expense)—net	(47)	(49)	(70)
Foreign exchange gain (loss)	32	(53)	(104)
Gain (loss) on extinguishment of long term debt	(23)	(37)	—
Other financial expense	(8)	(13)	(4)

Income (loss) before taxes	124	(37)	(22)
Benefit (provision) for income taxes	2	(11)	(7)
Results relating to equity-accounted investees	3	47	(45)

Income (loss) from continuing operations	129	(1)	(74)
Income (loss) on discontinued operations, net of tax	—	—	—

Net income (loss)	129	(1)	(74)
Net (income) loss attributable to non-controlling interests	(18)	(13)	(16)

Net income (loss) attributable to stockholders	111	(14)	(90)
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.44	$(0.06)	$(0.36)
Diluted earnings per common share in $	$0.43	$(0.06)	$(0.36)
Weighted average number of shares of common stock (in thousands):
Basic	249,449	249,668	248,272
Diluted	255,265	249,668	248,272

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	June 30, 2013	March 31, 2013	July 1, 2012
Current assets:
Cash and cash equivalents	$569	$595	$837
Accounts receivable – net	495	464	451
Other receivables	49	48	16
Assets held for sale	10	10	17
Inventories	742	730	644
Other current assets	132	109	96

Total current assets	1,997	1,956	2,061
Non-current assets:
Investments in equity-accounted investees	47	46	39
Other non-current assets	128	131	145
Property, plant and equipment	1,030	1,039	1,044
Identified intangible assets	841	888	1,061
Goodwill	2,253	2,221	2,186

Total non-current assets	4,299	4,325	4,475
Total assets	6,296	6,281	6,536
Current liabilities:
Accounts payable	521	513	524
Liabilities held for sale	—	—	5
Accrued liabilities	610	599	524
Short-term debt	50	291	52

Total current liabilities	1,181	1,403	1,105
Non-current liabilities:
Long-term debt	3,331	3,149	3,767
Other non-current liabilities	451	454	447

Total non-current liabilities	3,782	3,603	4,214
Non-controlling interests	219	248	201
Stockholders’ equity	1,114	1,027	1,016

Total equity	1,333	1,275	1,217
Total liabilities and equity	6,296	6,281	6,536

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	June 30, 2013	March 31, 2013	July 1, 2012
Cash Flows from operating activities
Net income (loss)	$129	$(1)	$(74)
Adjustments to reconcile net income (loss):
Depreciation and amortization	132	132	139
Stock-based compensation	20	17	15
Net (gain) loss on sale of assets	(1)	(1)	—
(Gain) loss on extinguishment of debt	23	37	—
Results relating to equity accounted investees	(3)	(47)	45
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(26)	(15)	(57)
(Increase) decrease in inventories	(10)	(20)	(12)
Increase (decrease) in trade payables	6	(44)	71
(Increase) decrease in other receivables	(4)	(8)	18
Increase (decrease) in other payables	(78)	17	18
Changes in deferred taxes	1	1	(5)
Exchange differences	(32)	53	104
Other items	3	(2)	7

Net cash provided by (used for) operating activities	160	119	269
Cash flows from investing activities:
Purchase of identified intangible assets	(11)	(6)	(7)
Capital expenditures on property, plant and equipment	(49)	(41)	(74)
Proceeds from disposals of property, plant and equipment	3	2	1
Proceeds from sale of interests in businesses	—	—	—
Purchase of interests in businesses	—	—	(2)
Proceeds from return of equity investment	1	—	—
Other	—	2	—

Net cash (used for) provided by investing activities	(56)	(43)	(82)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	(1)	1
Repayments under the revolving credit facility	(155)	(280)	(330)
Amounts drawn under the revolving credit facility	200	180	330
Repurchase of long-term debt	(874)	(980)	—
Principal payments on long-term debt	(5)	(4)	(5)
Net proceeds from the issuance of long-term debt	742	990	1
Dividends paid to non-controlling interests	—	—	(39)
Cash proceeds from exercise of stock options	10	40	—
Purchase of treasury shares	(48)	(35)	(37)

Net cash provided by (used for) financing activities	(131)	(90)	(79)
Net cash provided by (used for) continuing operations	(27)	(14)	108
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	—
Net cash provided by (used for) investing activities	—	—	(45)
Net cash provided by (used for) financing activities	—	—	—

Net cash provided by (used for) discontinued operations	—	—	(45)
Net cash from continuing and discontinued operations	(27)	(14)	63
Effect of changes in exchange rates on cash positions	1	(8)	(8)

Increase (decrease) in cash and cash equivalents	(26)	(22)	55
Cash and cash equivalents at beginning of period	595	617	782

Cash and cash equivalents at end of period	569	595	837

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	June 30, 2013	March 31, 2013	July 31, 2012
High Performance Mixed Signal (HPMS)	878	776	741
Standard Products	281	279	291

Product Revenue	1,159	1,055	1,032
Manufacturing Operations	29	29	62
Corporate and Other	—	1	—

Total Revenue	$1,188	$1,085	$1,094

HPMS Revenue	$878	$776	$741
Percent of Total Revenue	73.9%	71.5%	67.7%
HPMS segment GAAP gross profit	472	417	449
PPA effects	—	—	(6)
Restructuring	3	(1)	—
Stock based compensation	(2)	(1)	—
Other incidentals	(1)	—	(2)
Other adjustments	—	(46)	46

HPMS segment non-GAAP gross profit	$472	$465	$411

HPMS segment GAAP gross margin	53.8%	53.7%	60.6%
HPMS segment non-GAAP gross margin	53.8%	59.9%	55.5%
HPMS segment GAAP operating profit	178	123	154
PPA effects	(45)	(46)	(52)
Restructuring	3	(1)	1
Stock based compensation	(16)	(12)	(9)
Other incidentals	(2)	(1)	(9)
Other adjustments	—	(46)	46

HPMS segment non-GAAP operating profit	$238	$229	$177

HPMS segment GAAP operating margin	20.3%	15.9%	20.8%
HPMS segment non-GAAP operating margin	27.1%	29.5%	23.9%
Standard Products Revenue	$281	$279	$291
Percent of Total Revenue	23.7%	25.7%	26.6%
Standard Products segment GAAP gross profit	68	70	88
PPA effects	—	(1)	(1)
Restructuring	5	(1)	(1)
Stock based compensation	(1)	—	—
Other incidentals	(3)	(1)

Standard Products segment non-GAAP gross profit	$67	$73	$90

Standard Products segment GAAP gross margin	24.2%	25.1%	30.2%
Standard Products segment non-GAAP gross margin	23.8%	26.2%	30.9%
Standard Products segment GAAP operating profit	9	7	26
PPA effects	(15)	(15)	(15)
Restructuring	5	(1)	—
Stock based compensation	(4)	(4)	(3)
Other incidentals	(3)	(1)	(1)

Standard Products segment non-GAAP operating profit	$26	$28	$45

Standard Products segment GAAP operating margin	3.2%	2.5%	8.9%
Standard Products segment non-GAAP operating margin	9.3%	10.0%	15.5%

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited) (con’t)

($ in millions)	Three Months Ended
	June 30, 2013	March 31, 2013	July 1, 2012
Manufacturing Operations Revenue	$29	$29	$62
Percent of Total Revenue	2.4%	2.7%	5.7%
Manufacturing Operations segment GAAP gross profit	(6)	(5)	(3)
PPA effects	(3)	(2)	(2)
Restructuring	(2)	—	—
Stock based compensation	—	—	—
Other incidentals	(1)	(1)	(1)

Manufacturing Operations segment non-GAAP gross profit	$—	$(2)	$—

Manufacturing Operations segment GAAP gross margin	-20.7%	-17.2%	-4.8%
Manufacturing Operations segment non-GAAP gross margin	0.0%	-6.9%	0.0%
Manufacturing Operations segment GAAP operating profit	(10)	(7)	(5)
PPA effects	(6)	(6)	(6)
Restructuring	(2)	—	—
Stock based compensation	—	—	—
Other incidentals	(1)	(1)	2

Manufacturing Operations segment non-GAAP operating profit	$(1)	$—	$(1)

Manufacturing Operations segment GAAP operating margin	-34.5%	-24.1%	-8.1%
Manufacturing Operations segment non-GAAP operating margin	-3.4%	0.0%	-1.6%
Corporate and Other Revenue	$—	$1	$—
Percent of Total Revenue	0.0%	0.1%	0.0%
Corporate and Other segment GAAP gross profit	1	1	4
PPA effects	—	—	—
Restructuring	—	—	—
Stock based compensation	—	—	—
Other incidentals	—	—	—

Corporate and Other segment non-GAAP gross profit	$1	$1	$4

Corporate and Other segment GAAP gross margin	NM	NM	NM
Corporate and Other segment non-GAAP gross margin	NM	NM	NM
Corporate and Other segment GAAP operating profit	(7)	(8)	(19)
PPA effects	—	—	—
Restructuring	4	(2)	(2)
Stock based compensation	—	(1)	(3)
Other incidentals	(4)	(3)	(8)

Corporate and Other segment non-GAAP operating profit	$(7)	$(2)	$(6)

Corporate and Other segment GAAP operating margin	NM	NM	NM
Corporate and Other segment non-GAAP operating margin	NM	NM	NM

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	June 30, 2013		March 31, 2013	July 1, 2012
Revenue	$1,188		$1,085	$1,094
GAAP Gross profit	$535		$483	$538
PPA effects	(3)		(3)	(9)
Restructuring	6		(2)	(1)
Stock Based Compensation	(3)		(1)	—
Other incidentals	(5)		(2)	(3)
Other adjustments	—		(46)	46

Non-GAAP Gross profit	$540		$537	$505

GAAP Gross margin	45.0%		44.5%	49.2%
Non-GAAP Gross margin	45.5%		49.5%	46.2%
GAAP Research and development	$(155)		$(153)	$(156)
PPA effects	—		—	—
Restructuring	—		—	1
Stock based compensation	(2)		(3)	(1)
Other incidentals	(1)		(1)	(6)

Non-GAAP Research and development	$(152)		$(149)	$(150)

GAAP Selling, general and administrative	$(211)		$(222)	$(231)
PPA effects	(63)		(64)	(64)
Restructuring	4		(2)	(2)
Stock based compensation	(15)		(13)	(14)
Other incidentals	(4)		(3)	(9)

Non-GAAP Selling, general and administrative	$(133)		$(140)	$(142)

GAAP Other income (expense)	$1		$7	$5
PPA effects	—		—	—
Restructuring	—		—	1
Other incidentals	—		—	2

Non-GAAP Other income (expense)	$1		$7	$2

GAAP Operating income (loss)	$170		$115	$156
PPA effects	(66)		(67)	(73)
Restructuring	10		(4)	(1)
Stock based compensation	(20)		(17)	(15)
Other incidentals	(10)		(6)	(16)
Other adjustments	—		(46)	46

Non-GAAP Operating income (loss)	$256		$255	$215

GAAP Operating margin	14.3%		10.6%	14.3%
Non-GAAP Operating margin	21.5%		23.5%	19.7%
GAAP Financial income (expense)	$(46)		$(152)	$(178)
Foreign exchange gain (loss) on debt	32		(53)	(104)
Gain (loss) on extinguishment of long term debt	(23)		(37)	—
Other financial expense	(8)		(13)	(4)

Non-GAAP Financial income (expense)	$(47)		$(49)	$(70)

GAAP Income tax benefit (provision)	$2		$(11)	$(7)
Other adjustments	11		(4)	(2)

Non-GAAP Cash tax (expense)	$(9)		$(7)	$(5)

GAAP Results relating to equity-accounted investees	$3		$47	$(45)
Other adjustments	3		47	(45)
Non-GAAP Results relating to equity-accounted investees	$—		$—	$—
GAAP Income (loss) from continuing operations	$129		$(1)	$(74)
PPA effects	(66)		(67)	(73)
Restructuring	10		(4)	(1)
Stock based compensation	(20)		(17)	(15)
Other incidentals	(10)		(6)	(16)
Other adjustments	15	1)	(106)	(109)

Non-GAAP Income (loss) from continuing operations	$200		$199	$140

GAAP Income (loss) on discontinued operations—net of tax	$—		$—	$—
Other adjustments	$—		—	—
Non-GAAP Income (loss) from discontinued operations	$—		$—	$—
GAAP Net income (loss) attributable to stockholders	$111		$(14)	$(90)
PPA effects	(66)		(67)	(73)
Restructuring	10		(4)	(1)
Stock based compensation	(20)		(17)	(15)
Other incidentals	(10)		(6)	(16)
Other adjustments	15		(106)	(109)

Non-GAAP Net income (loss) attributable to stockholders	$182		$186	$124

GAAP Weighted average shares—diluted	255,265		249,668	248,272
Non-GAAP Adjustment	—		8,157	5,115

Non-GAAP Weighted average shares—diluted	255,265		257,825	253,387

GAAP Diluted net income (loss) attributable to stockholders per share	$0.43		$(0.06)	$(0.36)
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.71		$0.72	$0.49

1)

Includes: During 2Q13: Foreign exchange gain on debt: $32 million; Loss on extinguishment of long-term debt: ($23) million; Other financial expense: ($8) million; Results relating to equity-accounted investees: $3 million; and difference between book and cash income taxes: $11 million.

NXP Semiconductors

Table 6: Adjusted EBITDA (unaudited)

($ in millions)	Three Months Ended
	June 30, 2013	March 31, 2013	July 1, 2012
Net Income	$129	$(1)	$(74)

Reconciling items to EBITDA
Financial (income) expense	46	152	178
(Benefit) provision for income taxes	(2)	11	7
Depreciation	61	61	62
Amortization	71	71	77

EBITDA	$305	$294	$250

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(3)	(47)	45
Restructuring 1)	(11)	4	1
Stock based compensation	20	17	15
Other incidental items 1)	9	5	15
Other adjustments	—	46	(46)

Adjusted EBITDA	$320	$319	$280

Trailing twelve month adjusted EBITDA	$1,235	$1,195	$1,007

1) Excluding depreciation property, plant and equipment related to:

Restructuring	1	—	—
Other incidental items	1	1	1